UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Summary Voting Map (Distance Voting Ballot) Banco Bradesco S.A. Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12 Special Shareholders´ Meeting of March 31, 2026 Banco Bradesco S.A. discloses, pursuant to Resolution No. 81/22 of the Brazilian Securities and Exchange Commission (CVM), the Consolidated Summary Voting Map of the remote voting instructions given by its shareholders, with the total number of approvals, rejections and abstentions for each of the matters to be examined, discussed and voted at the Special Shareholders’ Meeting to be held tomorrow, March 31, at 4:00 p.m. Cidade de Deus, Osasco, SP, March 30, 2026 Banco Bradesco S.A. André Costa Carvalho Investor Relations Officer Company 00001 – BANCO BRADESCO S.A. Type of Meeting: SPECIAL SHAREHOLDERS’ MEETING Date of Meeting: March 31, 2026 Voting Period: February 27, 2026 Meeting Time: 4:00 p.m. Until: March 27, 2026 APPROVE (YES) REJECT (NO) ABSTAIN 1 Resolution"Protocol and Justification for the Partial Spin-Off of Bradseg Participações S.A. and Absorption of the Spun-Off Portion by Banco Bradesco S.A.”, executed on February 26, 2026, between the management of Bradesco and Bradseg 450.253.532 32.259 146.708 2 ResolutionRatification of the appointment and hiring of KPMG Auditores Independentes Ltda., as the company responsible for preparing the appraisal report of the book value of the portion to be spun off from Bradseg, to be transferred to the Company ("Appraisal Report”) 450.266.006 73.037 93.456 3 ResolutionAppraisal Report 449.468.580 21.618 942.301 4 ResolutionBradseg Partial Spin-Off 449.541.867 36.423 854.209 5 ResolutionAuthorization for the Company's officers to perform all acts necessary for the implementation of the Bradseg Partial Spin-Off 450.284.652 40.748 107.099 RESOLUTION´S CODE (DISTANCE VOTING BALLOT) RESOLUTION DESCRIPTION VOTE OF THE RESOLUTION AND QUANTITY OF SHARES Consolidated Summary Voting Map

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.